AB

SO 3/6/03

03011712

RECEIVED FEB 28 2003 207 SECTION WASH. D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/11/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASPERION GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 EAST 80TH ST., 3RD FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBRA PIPINES (212) 744-9129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UNTRACHT EARLY & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

325 COLUMBIA TURNPIKE (Address) FLORHAM PARK (City) NJ (State) 07932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PY

OATH OR AFFIRMATION

I, Debra Pipines, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asperion Group LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member Principal
Title

Notary Public 2/19/03

CRAIG WEXLER
Notary Public, State of New York
No. 01WE6071493
Qualified in New York County
Commission Expires March 18, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASPERION GROUP LLC

Report on Audit of Financial Statements and Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2002

ASPERION GROUP LLC

DECEMBER 31, 2002

Contents

UNTRACHT EARLY
& ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Asperion Group LLC

We have audited the accompanying statement of financial condition of Asperion Group LLC as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the period April 26, 2002 (date of inception) to December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asperion Group LLC at December 31, 2002, and the results of their operations and their cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Untracht Early & Associates, LLC

Florham Park, New Jersey
January 13, 2003

325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax 973-408-9275

ASPERION GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash	$	25,850
Total assets	$	25,850

Liabilities and Member's Equity

Liabilities		
Accrued expenses	$	2,650
Total liabilities		2,650
Member's equity		23,200
Total liabilities and member's equity	$	25,850

The accompanying notes are an integral part of these financial statements.

ASPERION GROUP LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD APRIL 26, 2002 (DATE OF INCEPTION)
TO DECEMBER 31, 2002

Expenses		
Professional fees	$	17,104
Regulatory fees		6,663
Other expenses		299
Total expenses		24,066
Net loss	$	(24,066)

The accompanying notes are an integral part of these financial statements.

ASPERION GROUP LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD APRIL 26, 2002 (DATE OF INCEPTION)
TO DECEMBER 31, 2002

Capital contributions	$	47,266
Net loss		(24,066)
Member's equity - December 31, 2002	$	23,200

The accompanying notes are an integral part of these financial statements.

ASPERION GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD APRIL 26, 2002 (DATE OF INCEPTION)
TO DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (24,066)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in accrued expenses	2,650
Net cash used in operating activities	(21,416)
Cash flows from financing activities:	
Member capital contributions	47,266
Net cash provided by financing activities	47,266
Net increase in cash	25,850
Cash - beginning of period	-
Cash - end of period	$ 25,850

The accompanying notes are an integral part of these financial statements.

ASPERION GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

(1) Organization and business

Asperion Group LLC (the "Company") was formed as a single member limited liability company on April 26, 2002 in the State of Delaware. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. effective November 11, 2002. The Company was formed for the purpose of acting as a placement agent, finder or consultant in the sale of shares or interests in hedge funds and private equity funds.

The Company will terminate on December 31, 2032 or in the event of certain other circumstances, as defined in the limited liability company agreement.

(2) Summary of significant accounting policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Organization costs
Costs incident to the creation of the Company, including legal fees, have been expensed as incurred.

Income taxes
No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities are the responsibility of the member.

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $23,200, which was $18,200 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.11 to 1.

ASPERION GROUP LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Schedule I

Computation of net capital

Member's equity	$	23,200
Less non-allowable assets		-
Net capital before haircuts		23,200
Haircuts		-
Net capital	$	23,200
Aggregate indebtedness - Accrued expenses	$	2,650

Computation of basic net capital requirement

Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	18,200
Ratio of aggregate indebtedness to net capital		0.11 to 1

There are no material differences between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2002.

UNTRACHT EARLY
& ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
Asperion Group LLC

In planning and performing our audit of the financial statements and supplemental schedules of Asperion Group LLC (the "Company"), for the period April 26, 2002 (date of inception) to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax 973-408-9275

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early & Associates, LLC

Florham Park, New Jersey
January 13, 2003